UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description April 2022 Operational Update dated 09 May 2022

Press Release

9 May 2022

Argo Blockchain PLC

("Argo" or "the Company")

April 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for April 2022.

During the month of April, Argo mined 166 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 163 BTC in March 2022.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in April amounted to £5.52 million [$6.83 million*] (March 2022: £5.22 million [$6.92 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 75% for the month of April (March 2022: 74%).

At the end of April, the Company owned 2,682 Bitcoin, of which 235 were BTC equivalents.

Promotion of Justin Nolan to Chief Growth Officer

The Company is also pleased to announce the promotion of Justin Nolan to the role of Chief Growth Officer. Justin Nolan was previously the co-founder and Chief Executive of DPN LLC, which initially developed the Helios project and was acquired by the Company in March 2021. After the acquisition, Mr. Nolan joined Argo as Vice President of Business Development, where he has been focused on the build out at Helios and on leading the Company's debt financing efforts. As Chief Growth Officer, he will continue to focus on long-term growth opportunities for Argo.

Peter Wall, Chief Executive of Argo, said: "Following our stellar 2021 results, this month shows we are on course to strengthen our track record for the year ahead. Justin Nolan has played an integral role in making the opening of our Helios facility in less than a year possible. His promotion to Chief Growth Officer coupled with the facility's fast turnaround highlights our ambition to significantly improve our scale of operations and further our reputation as an industry leader."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of March 2022 and April 2022.

	Month Ended 31 March 2022		Month Ended 30 April 2022
	£	$	£	$
Gross profit/(loss)¹	2,453,564	3,313,522	(12,810,339)	(17,300,281)
Gross Margin	48%	48%	(253%)	(253%)
Depreciation of mining equipment	1,313,598	1,774,006	1,295,290	1,749,281
Charge in fair value of digital currencies	40,937	55,285	14,649,214	19,783,670
Realised loss/(gain) on sale of digital currencies	3,628	4,900	657,423	887,846

Mining Profit	3,811,727	5,147,714	3,791,588	5,120,517
Bitcoin and Bitcoin Equivalent Mining Margin	74%	74%	75%	75%
(1) Due to unfavourable changes in the fair value of Bitcoin and Bitcoin Equivalents in March 2022 and April 2022 there was a loss on change in fair value of digital currencies.
* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 May, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel